EXHIBIT 12

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Nine Months
	Ended		Years Ended December 31,
	September 30, 2016		2015		2014	2013	2012	2011

Income (loss) from continuing operations before income taxes	$(413,060)		(3,282,262)		1,252,270	1,472,687	1,368,010	1,167,875
Distributions greater than equity in earnings of affiliates	4,481		4,104		4,962	5,204	6,648	2,622
Previously capitalized interest charged to earnings during period	6,848		27,201		19,760	16,896	18,061	18,757
Interest and expense on indebtedness, excluding capitalized interest	103,889		117,375		115,819	71,900	14,932	40,700
Interest portion of rentals(1)	14,644		26,932		46,528	44,478	42,103	42,235
Earnings (loss) before provision for taxes and fixed charges	$(283,198)		(3,106,650)		1,439,339	1,611,165	1,449,754	1,272,189
Interest and expense on indebtedness, excluding capitalized interest	103,889		117,375		115,819	71,900	14,932	40,700
Capitalized interest	3,318		7,290		20,605	52,523	39,173	15,131
Interest portion of rentals(1)	14,644		26,932		46,528	44,478	42,103	42,235
Total fixed charges	$121,851		151,597		182,952	168,901	96,208	98,066
Ratio of earnings to fixed charges	–	(2)	–	(2)	7.9	9.5	15.1	13.0

(1)Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.

(2)Earnings for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were inadequate to cover fixed charges by $405,049 and $3,258,247, respectively.

Ex. 12-1